Set a benchmark
Hey, we're opening up a seed round for SmartBlocks and looking for investments of at least $100. Do you have a few minutes to chat?
SMS

Ask for intros
I'm thinking of raising money for SmartBlocks. Would you potentially be interested in investing or know 1-2 individuals who might be interested and good to talk with?
SMS

Offer VIP terms
I'm opening a funding round for SmartBlocks and would love to have you join the round as an early investor. Would you be free to chat about it this week?







Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.